January 30, 2009

FILED VIA EDGAR

Mr. John Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Hampshire Thrift Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
SEC File No. 01-17859

Dear Mr. Nolan:

Set forth below are the responses of New Hampshire Thrift Bancshares, Inc. (“NHTB” or the “Company”) to the staff’s letter of comment, dated January 16, 2009, relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 and its quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, as filed with the Securities and Exchange Commission (“Commission”). For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the staff’s comment letter.

Form 10-K for the period ended December 31, 2007

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

•	Allowance and Provision for Loan Losses, page 15

1.	We refer to the fifth paragraph on page 15 that states most of the activity in the allowance accounts in both 2007 and 2006 were attributable to the fee for service overdraft privilege program. Taking into consideration the increased level of the provision and the charge-offs related to the loan portfolio during the nine-month period ended September 30, 2008, in future filings, please include in this section the following information:

•

Revise the table on page 17 that summarizes the five-year activity of the allowance for loan losses with a balance of $5.2 million as of December 31, 2007 to include only the changes in the allowance that are directly related to the credit risks inherent in the loan portfolio.

Mr. John Nolan

January 30, 2009

•	Provide a separate table that summarizes the yearly changes due to provisions, charge-offs and recoveries in the allowance for overdraft privilege losses program that had a balance of $21,000 in 2007.

•

Include in the notes to the financial statements a description of the accounting policies related to the fee for service overdraft privilege program that was introduced in July 2005 and provide a cross reference in this section to the footnote disclosure.

In future filings, beginning with the filing for the period ended December 31, 2008, the table showing the summary of activity in the allowance for loan losses will show only the changes in the allowance that are related to the credit risks inherent in the loan portfolio. That table will not include activity related to overdrafts. Additionally, we will include a separate table summarizing the activity in the allowance for overdraft losses account and a note to the financial statements with a description of the accounting policies for the fee for service overdraft privilege program. We will also include a cross reference to that footnote disclosure.

2.	We refer to the last paragraph on page 15 that states the increase in nonperforming loans from $754,000 in 2006 to $4.745 million in 2007 is largely due to one commercial real estate loan on nonaccrual status. We also note that impaired loans were $3.8 million in 2007 as compared to $305,000 in 2006. Please tell us and in future filings provide the following information:

•	Discuss if the commercial real estate loan responsible for the $3.7 million increase in nonperforming loans in 2007 is also the majority of the impaired loans balance in 2007.

•

Describe the nature and fair value of the underlying collateral related to the impaired commercial real estate loan, the basis for determining the fair value including the frequency of appraisals, and the Company’s SFAS 114 analysis for determining the amount of impairment.

•

Refer in your response to the disclosure in Note 4, Loans Receivable on page 40 that the Company recorded an allocation of $45,000 of the allowance for loan losses related to impaired loans of $3.795 million.

Referring to the last paragraph on page 15, one commercial real estate loan with a balance of $3.3 million at December 31, 2007 accounted for most of the increase in nonaccrual loans, which accounted for most of the increase in nonperforming loans, and that same loan accounted for most of the increase in impaired loans.

The commercial real estate loan responsible for most of the increase in nonperforming loans in 2007 is the same loan responsible for the majority of the increase in the impaired loan balance in 2007.

An appraisal dated February 10, 2004 estimated the value of the commercial real estate at $11.7 million based on the discounted cash flow from projected unit sales. A subsequent appraisal dated August 9, 2007 estimated the value at $4.7 million on a liquidation basis. During 2007 the loan was placed on nonaccrual status and considered impaired primarily because unit sales were far below original projections. However, the borrower continued to pay principal and interest each month. Interest received in 2007 was recognized on a cash basis. Both the continuing cash flow from the borrower and the August 2007 appraisal showing the liquidation value in excess of the loan balance led to the determination the loan impairment measurement was zero at December 31, 2007. That is, the outstanding principal balance of the loan was the fair value of the asset.

In future filings, we will expand the discussion of nonperforming and impaired loans to provide more detail.

The $45,000 portion of the allowance for loan losses (the “ALLL”) allocated to impaired loans (shown in Note 4 on page 40) represented a $45,000 “specific valuation allowance” against a $47,866 loan which was one of two loans, having an aggregate balance of $146,063, secured by a motel (cabin rental) property in Vermont. As of December 31, 2007 the estimated loss on that loan was $45,000. As it turned out, the bank charged-off $41,173 on January 18, 2008 when the remainder of the loan was paid with proceeds from the sale of the property. At December 31, 2007 the $146,063 of loans secured by the cabin rental property was included in the $3.796 million of impaired loans. None of the $45,000 of the ALLL allocated to impaired loans was allocated to the $3.3 million commercial real estate loan.

In future filings, we will provide enhanced disclosure regarding the portion of the ALLL allocated to impaired loans.

Mr. John Nolan

January 30, 2009

Form 10-Q for the period ended March 31, 2008

•	Note D – Assets Measured at Fair Value on a Recurring Basis

3.	We refer to the table that summarizes the fair value of assets measured on a recurring basis using Level 1 inputs for available-for-sale securities under the adoption of SFAS 157. In future filings please revise this section to include the following information regarding the adoption of SFAS 157:

•	describe the purpose of the fair value hierarchy under SFAS 157;

•	summarize the various types of inputs used to develop the fair value measurements for each level of the fair value hierarchy; and

•	describe how a given asset or liability is categorized within each level.

In future filings, where we summarize the fair value of assets measured on a recurring basis using Level 1 inputs for available-for-sale securities under the adoption of SFAS 157, we will (i) describe the purpose of the fair value hierarchy under SFAS 157; (ii) summarize the various types of inputs used to develop the fair value measurements for each level of the fair value hierarchy; and (iii) describe how a given asset or liability is categorized within each level.

4.	Tell us the consideration you have given to including in the summary table the fair value of your equity investment of $3 million in Charter Holding Corp, described in Note 1 on page 32, the level in the fair value hierarchy in which it falls and the type of input used to develop the measurement.

The investment in Charter Holding Corp. (“CHC”) is accounted for using the equity method of accounting. We initially accounted for our investment in CHC at cost. We adjust our cost basis carrying value by the net income or loss of CHC each quarter and reduce our carrying value of CHC by any dividends distributed by CHC to us. Since we do not measure our investment in CHC at fair value, we have followed the guidance in paragraphs A33, A34 and A36 of SFAS No. 157 and have not included the cost basis carrying value of CHC in the summary table.

5.	Provide a similar disclosure for capitalized mortgage servicing rights for $3.6 million as of December 31, 2007 as stated in Note 4 on page 40. Assuming these assets will be classified Level 3, please include the following disclosure in future filings:

•

The reconciliation of the beginning and ending balance of the assets measured at fair value on a recurring basis using significant unobservable inputs as required by paragraph 32(c) of SFAS 157 using a table similar to that shown in paragraph A35 of SFAS 157.

•

The total gains or losses for the period of the reconciliation broken down by gains included in earnings and the unrealized losses in other comprehensive income as required by paragraph 32.d of SFAS 157.

Mr. John Nolan

January 30, 2009

Our capitalized mortgage servicing rights are accounted for using the Amortization Method as described in paragraph 3 of SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS No. 156). We have not elected the Fair Value Measurement Method as described in paragraph 3 of SFAS No. 156. We initially recognize our servicing rights using a fair value measurement and subsequently amortize our mortgage servicing rights in proportion to and over the period of estimated net servicing income. We elected to retain the Amortization Method for accounting for our mortgage servicing rights since we do not use derivative instruments to mitigate the risks inherent in our servicing assets. Accordingly, we are not exposed to income statement volatility that arises from the use of different measurement attributes for the servicing assets and the related derivative instruments.

At December 31, 2007, the fair value of capitalized servicing rights was $3,587,490 and the carrying value of those rights on our books was $1,674,814. Since we have not elected the Fair Value Measurement Method, we have not included mortgage servicing rights in the summary table in accordance with guidance provided in paragraphs A33, A34 and A36 of SFAS No. 157.

6.	With respect to impaired loans of $3.8 million as of December 31, 2008, please provide the disclosure required by paragraph 33 of SFAS 157 for assets and liabilities measured on a nonrecurring basis. Refer to paragraph A36 of SFAS 157 for suggested implementation disclosure.

Impaired loans are measured at fair value on a recurring basis. It appears disclosure consistent with SFAS 157, paragraph A34 would be applicable and paragraph A36 would not apply. This is because the impaired loans are valued on a recurring basis consistent with the recommendation of our external independent accounting firm and thereby fall under paragraph A34. In future filings, we will show impaired loans as a category of assets included in a “Fair Value Measurements” table consistent with the example shown in SFAS 157, paragraph A34.

Impaired loans will be listed as a category under descriptions or category of assets, and the aggregate balance at fair value will be shown along with the aggregate balance applicable to the type (Level) of measurement used. The disclosure will depend on the type of measurement used to determine the fair value.

With respect to the $3.8 million of impaired loans at December 31, 2007, the disclosure would be as follows:

($ in 000s)		Fair Value Measurements at Reporting Date Using
Asset Description	12/31/07	Quoted Active Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired Loans	$3,796		$3,796

We will include impaired loans with this disclosure in future filings.

*        *        *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions, or require further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5600. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard A. Schaberg, Esq.